June 10, 2026

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
Room 201, 2nd Floor
No. 6395 Hutai Road, Baoshan District
Shanghai, China

        Re: Huachen AI Parking Management Technology Holding Co., Ltd
            Registration Statement on Form F-3
            Filed June 05, 2026
            File No. 333-296529
Dear Bin Lu:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing